UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.     )

RigNet, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

766582100

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons Digital Oilfield Investments LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) PN

2

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons Digital Oilfield Investments GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) CO

3

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons KKR European Fund III, Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) PN

4

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons KKR Associates Europe III, Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) PN

5

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons KKR Europe III Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) CO

6

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) PN

7

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) CO

8

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) PN

9

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) CO

10

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) PN

11

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) OO

12

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) IN

13

SCHEDULE 13D

CUSIP No. 766582100

1	Names of Reporting Persons George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,750,000 shares (including warrants to purchase 700,309 shares)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,750,000 shares (including warrants to purchase 700,309 shares)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000 shares (including warrants to purchase 700,309 shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) IN

14

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of RigNet, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1880 S. Dairy Ashford, Suite 300, Houston, Texas 77077.

Item 2.	Identity and Background

(a), (f) This statement on Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, by:

(i) Digital Oilfield Investments LP, a Cayman Islands exempted limited partnership (“Digital Investments LP”);

(ii) Digital Oilfield Investments GP Limited, a Cayman Islands limited company (“Digital Investments GP”);

(iii) KKR European Fund III, Limited Partnership, a Cayman Islands exempted limited partnership (“KKR European Fund III”);

(iv) KKR Associates Europe III, Limited Partnership, a Cayman Islands exempted limited partnership (“KKR Associates Europe III”);

(v) KKR Europe III Limited, a Cayman Islands limited company (“KKR Europe III”);

(vi) KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(vii) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(viii) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(ix) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(x) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xi) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xii) Henry R. Kravis, a United States citizen; and

(xiii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

Digital Investments GP is the general partner of Digital Investments LP. KKR European Fund III is the sole shareholder of Digital Investments GP. KKR Associates Europe III is the general partner of KKR European Fund III and KKR Europe III is the general partner of KKR Associates Europe III.  KKR Fund Holdings is the sole shareholder of KKR Europe III.  KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co.  Messrs. Kravis and Roberts are executive officers and the designated members of KKR Management.

The directors of Digital Investments GP are Mattia Caprioli, Alexander Bruells and William J. Janetschek.  Each of Messrs. Kravis, Roberts and Janetschek and David J. Sorkin is a director of KKR Europe III.  Each of Todd A. Fisher and Messrs. Janetschek and Sorkin is a director of KKR Fund Holdings GP and KKR Group and an officer of KKR Management.

Each of Messrs. Fisher, Janetschek and Sorkin is a United States citizen. Mr. Bruells is a German citizen. Mr. Caprioli is an Italian citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of September 23, 2013, a copy of which is attached hereto as Exhibit A.

(b)                                 The address of the principal business office of Digital Investments LP, Digital Investments GP, KKR European Fund III, KKR Associates Europe III, KKR Europe III, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management and Messrs. Kravis, Fisher, Janetschek and Sorkin is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The address of the principal business office of Mr. Roberts is:

15

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

The address of the principal business office of Messrs. Caprioli and Bruells is:

c/o Kohlberg Kravis Roberts & Co. Partners LLP

Stirling Square, 7 Carlton Gardens,

London, SW1Y 5AD, England

(c)                                  Each of Digital Investments LP and Digital Investments GP is formed solely for the purpose of investing in the Issuer.

KKR European Fund III is principally engaged in the business of investing in other companies. Each of KKR Associates Europe III and KKR Europe III is principally engaged in the business of managing KKR European Fund III.

Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Fisher, Janetschek, Sorkin, Caprioli and Bruells is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.

(d)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a purchase agreement dated August 14, 2013 (the “Purchase Agreement”), as part of a private transaction, Digital Investments LP agreed to purchase from Energy Growth AS, a Norwegian corporation, (i) 4,049,691 shares of Common Stock (the “Shares”) and (ii) Warrants to purchase 700,309 shares of Common Stock (the “Warrants”) for an aggregate amount of $139,314,159 (the “Purchase Price”).  The material contingencies to closing the transaction were satisfied on September 12, 2013.

The funds used to purchase the Shares and the Warrants will be provided from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired beneficial ownership of the Shares and the Warrants for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, exercise some or all of the Warrants, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the

16

Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). The Reporting Persons beneficially own an aggregate of 4,750,000 shares of Common Stock (including warrants to purchase 700,309 shares of Common Stock). The shares of Common Stock beneficially owned by Reporting Persons represent, in the aggregate, approximately, 28.4% of the outstanding shares of Common Stock, assuming the exercise of the warrants into shares of Common Stock.  The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 16,008,666 shares of Common Stock outstanding as of July 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2013, and assumes that an additional 700,309 shares of Common Stock are outstanding upon exercise of the warrants. The 4,049,691 shares of Common Stock and warrants to purchase 700,309 shares of Common Stock will be held directly by Digital Investments LP upon consummation of the transactions contemplated by the Purchase Agreement.

Each of Digital Investments GP (as the general partner of Digital Investments LP), KKR European Fund III (as the sole shareholder of Digital Investments GP), KKR Associates Europe III (as the general partner of KKR European Fund III), KKR Europe III (as the general partner of KKR Associates Europe III), KKR Fund Holdings (as the sole shareholder of KKR Europe III) and KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities beneficially owned directly by Digital Investments LP, and each disclaims beneficial ownership of the securities.

None of Messrs. Fisher, Janetschek, Sorkin, Caprioli, and Bruells beneficially owns any shares of Common Stock.

(c) Except as set forth in Item 3, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Warrants.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference.

The description herein of the terms and conditions of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, included as Exhibit C, which is incorporated herein by reference.

17

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of September 23, 2013, by and among the Reporting Persons.
Exhibit B	Powers of Attorney
Exhibit C

Purchase Agreement, dated as of August 14, 2013, by and between Energy Growth Holding AS, Energy Growth AS, Cubera Secondary KS, KKR European Fund III, Limited Partnership and Digital Oilfield Investments LP (f/k/a Dynamo Investment Partners L.P.) (the “Purchase Agreement”).

Exhibit D	Amendment to the Purchase Agreement, dated as of September 18, 2013.

18

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013

DIGITAL OILFIELD INVESTMENTS LP

By:	Digital Oilfield Investments GP Limited, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

DIGITAL OILFIELD INVESTMENTS GP LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR EUROPEAN FUND III, LIMITED PARTNERSHIP

By:	KKR Associates Europe III, Limited Partnership, its general partner

By:	KKR Europe III Limited, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR ASSOCIATES EUROPE III, LIMITED PARTNERSHIP

By:	KKR Europe III Limited, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR EUROPE III LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

19

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

20

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact

21

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of September 23, 2013, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C

Purchase Agreement, dated as of August 14, 2013, by and between Energy Growth Holding AS, Energy Growth AS, Cubera Secondary KS, KKR European Fund III, Limited Partnership and Digital Oilfield Investments LP (f/k/a Dynamo Investment Partners L.P.) (the “Purchase Agreement”).

Exhibit D	Amendment to the Purchase Agreement, dated as of September 18, 2013.

22

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.001 per share of RigNet, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  September 23, 2013

DIGITAL OILFIELD INVESTMENTS LP

By:	Digital Oilfield Investments GP Limited, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

DIGITAL OILFIELD INVESTMENTS GP LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR EUROPEAN FUND III, LIMITED PARTNERSHIP

By:	KKR Associates Europe III, Limited Partnership, its general partner

By:	KKR Europe III Limited, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR ASSOCIATES EUROPE III, LIMITED PARTNERSHIP

By:	KKR Europe III Limited, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR EUROPE III LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact

EXHIBIT B

POWER OF ATTORNEY

Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek and Richard J. Kreider, or either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a member of any limited liability company or as a partner of any partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis
Name: Henry R. Kravis
Date: July 31, 2005

1

POWER OF ATTORNEY

Know all men by these presents that George R. Roberts does hereby make, constitute and appoint William J. Janetschek and Richard J. Kreider, or either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a member of any limited liability company or as a partner of any partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ George R. Roberts
Name: George R. Roberts
Date: July 31, 2005

2

POWER OF ATTORNEY

Know all men by these presents that William J. Janetschek does hereby make, constitute and appoint Richard J. Kreider and David J. Sorkin, or either one of them or any other person acting at the direction of either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as an officer, member or partner of any entity for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ William J. Janetschek
Name: William J. Janetschek
Date: January 25, 2011

3

EXHIBIT C

Execution Version

PURCHASE AGREEMENT

by and among

Energy Growth Holding AS,

Energy Growth AS,

Cubera Secondary KS,

 KKR European Fund III, Limited Partnership,

and

Dynamo Investment Partners L.P.

Dated as of August 14, 2013

i

ii

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT, dated as of August 14, 2013 (the “Agreement”), is made by and among Energy Growth Holding AS, a Norwegian corporation (the “Parent”), Energy Growth AS, a Norwegian corporation (the “Seller”), Cubera Secondary KS, a Norwegian limited partnership (“Cubera”),  KKR European Fund III, Limited Partnership, a Cayman limited partnership (“Purchaser Parent”), and Dynamo Investment Partners L.P., a Cayman limited partnership (the “Purchaser”).

WHEREAS, Parent owns all of the issued and outstanding capital stock of Seller (the “Seller Shares”);

WHEREAS, Seller owns 4,049,691 shares of the common stock, par value $0.001 per share (the “RigNet Common Stock”) (all such 4,049,691 shares, the “Transferred Shares”), of RigNet, Inc., a Delaware corporation (the “Company”);

WHEREAS, Seller owns warrants (the “RigNet Warrants”) convertible into 833,319 shares of RigNet Common Stock;

WHEREAS, Seller desires to sell, and Purchaser desires to purchase from Seller, the Transferred Shares and RigNet Warrants for 700,309 shares of RigNet Common Stock (the “Exercisable Warrants” and, together with the Transferred Shares, the “Company Interests”); and

WHEREAS, subject to the exercise of the Seller Shares Election (as defined below), Seller will sell to Purchaser the Transferred Shares and Exercisable Warrants as provided in this Agreement (the “Interests Purchase”).

NOW, THEREFORE in consideration of the mutual covenants and the respective representations and warranties contained herein, the parties hereby agree as follows:

ARTICLE I.                          PURCHASE AND SALE.

1.01 Purchase and Sale.

(a)         Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (defined below), Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, the Company Interests. Purchaser shall receive good and marketable title to such interests free and clear of any adverse claims.

(b)     At the election of Purchaser communicated to Parent in accordance with Section 9.06 no later than three (3) Business Days prior to the Closing Date (the “Seller Shares Election”), at the Closing Purchaser may purchase the Seller Shares in lieu of the Company Interests, and all references to the Company Interests in this Section 1.01 shall be deemed to be references to the Seller Shares.  Notwithstanding any other provision of this Agreement to the contrary, unless and until the Seller Shares Election is exercised:

(i)                                     The representations and warranties set forth in Sections 3.05, 3.07, 3.08 (other than the definitions in clause (g) thereof), 3.09, 3.10 and 3.11 of this Agreement shall have no effect and shall not be deemed to be part of this Agreement;

(ii)                                  The words “and Parent has good and valid title to the Seller Shares” in the representation and warranty set forth in Section 3.06 of this Agreement shall have no effect and shall not be deemed to be included in Section 3.06 of this Agreement;

(iii)                               Sections 5.01, 5.07 and 7.01 of this Agreement shall have no effect and shall not be deemed to be part of this Agreement.

1.02 Payment of Purchase Price. (a) Purchase Price.  The aggregate purchase price for the Company Interests (or, in the case of the Seller Shares Election, the Seller Shares) hereunder (the “Purchase Price”) shall equal the sum of (i) $30 per share for each of the 4,049,691 shares of RigNet Common Stock constituting the Transferred Shares to be delivered by Seller (or held by Seller at the Closing if the Seller Shares Election is exercised pursuant to Section 1.01(b) hereof) plus (ii) $30 minus the exercise price of each Exercisable Warrant delivered by Seller at the Closing (or held by Seller at the Closing if the Seller Shares Election is exercised pursuant to Section 1.01(b) hereof).

(b)         Closing Payment.  At the Closing, in consideration for the sale and transfer of the Company Interests, and upon the terms and subject to the conditions of this Agreement, Purchaser shall pay or cause to be paid to Seller by wire transfer in immediately available funds an amount equal to the Purchase Price; provided, that if the Seller Shares Election has been exercised, then the Purchaser shall instead pay or cause to be paid to the Parent by wire transfer in immediately available funds an amount equal to the Purchase Price.  Notwithstanding the foregoing, at the election of Purchaser, Purchaser may place the portion of the Purchase Price attributable to the Exercisable Warrants in escrow (which shall be treated for tax purposes as owned by the Seller (or the Parent, if the Seller Shares Election is exercised)) and pay the remainder of the Purchase Price at Closing as provided by this Section 1.02(b), such that the escrowed portion of the Purchase Price, together with any interest, if any, from investment thereof, shall be paid over to Seller upon receipt by Purchaser of the shares of RigNet Common Stock (or other securities or property) issuable upon exercise of the Exercisable Warrants.  The parties hereto agree to cooperate to establish the terms and conditions of any such escrow arrangement, and Purchaser agrees that if it elects to place the portion of the Purchase Price attributable to the Exercisable Warrants in escrow, Purchaser will exercise the Exercisable Warrants in accordance with their terms promptly following the Closing.

(c)      Withholding. Notwithstanding any provision contained herein to the contrary, Purchaser shall be entitled to deduct and withhold from any payments made pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of any such payment under any applicable law.  To the extent that amounts are so withheld, and paid to the proper taxing authority pursuant to any applicable law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller (or, if the Seller Shares Election has been exercised, to Parent) in respect of which such deduction and withholding was made.  Purchaser shall (i) notify Seller (or Parent, as the case may be) of any amounts  that Purchaser intends to deduct and withhold (and shall use its reasonable best efforts to so notify at least ten (10)

Business Days prior to the Closing), (ii) consult with Seller (or Parent, as the case may be) in good faith to determine whether such deduction or withholding is required under applicable Law, and (iii) reasonably cooperate with Seller (or Parent, as the case may be) to minimize the amount of any applicable deductions or withholding.  Purchaser, Parent and Seller agree that, under the Law as in effect on the date hereof, Purchaser will not withhold by reason of Section 1445 of the Code with respect to the Interests Purchase or the purchase of the Seller Shares pursuant to Section 1.01(b), as applicable.  Notwithstanding any provision contained herein to the contrary, Cubera shall indemnify and hold harmless the Purchaser and its Affiliates and each of their respective officers, directors, employees, stockholders, agents and other representatives and hold them harmless from any withholding Taxes with respect to the Interests Purchase or the purchase of the Seller Shares pursuant to Section 1.01(b), as applicable.

ARTICLE II.                     CLOSING.

2.01 Date of Closing.  Subject to the provisions of Article VI, the closing of the purchase and sale of the Company Interests (or, upon the exercise of the Seller Shares Election, the Seller Shares) (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 at 10:00 a.m. New York City time, as soon as practicable, but in no event later than the fifth Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature will not be satisfied until the Closing).  For purposes of this Agreement, the date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

2.02 Deliveries.  At the Closing: (i) the parties shall execute and deliver to each other the documents referred to in Sections 6.02 and 6.03 hereof; and (ii) Purchaser shall make the applicable payments pursuant to Sections 1.02(b) and 1.02(c).

ARTICLE III.                REPRESENTATIONS AND WARRANTIES OF CUBERA.

Cubera represents and warrants to Purchaser, except as set forth on the disclosure schedules delivered by Parent to Purchaser on or prior to the date hereof (the “Schedules”), as follows:

3.01 Organization.  Cubera is a limited partnership and each of Parent and Seller is a corporation, in each case duly organized and validly existing under the Laws of Norway, and each of them has the full corporate or other power and authority to enter into this Agreement and each other agreement, document or certificate contemplated by this Agreement and to be executed by Cubera, Parent or Seller in connection with the consummation of the transactions contemplated by this Agreement (the “Seller Documents”).

3.02 Authorization of Agreement.   The execution, delivery and performance by Cubera, Parent and Seller of this Agreement, and the applicable Seller Documents to which they are a party, have been duly authorized by all necessary corporate and stockholder or other analogous action of Cubera, Parent and Seller. This Agreement has been, and each of the Seller Documents to which they are a party have been or will be, duly executed and delivered by each of Cubera, Parent and Seller and, assuming this Agreement or such other Seller Documents constitute or will constitute the valid and binding obligation of Purchaser Parent and Purchaser, constitutes or will constitute the valid and binding obligation of each of Cubera, Parent and Seller, enforceable against each of Cubera, Parent and Seller in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws relating to or affecting the rights of creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law) and by an implied covenant of good faith and fair dealing.

3.03 No Conflicts.  Except as set forth on Schedule 3.03, and assuming the receipt of all consents, approvals, authorizations and exemptions and the making of all filings set forth in Section 3.04 hereof, if any, neither the execution, delivery or performance of this Agreement by each of Cubera, Parent and Seller or the Seller Documents to which they are a party, nor the consummation by each of Cubera, Parent and Seller of the transactions contemplated hereby or thereby, nor compliance by each of Cubera, Parent and Seller with the terms and provisions hereof or thereof, will: (i) conflict with the organizational documents of Cubera, Parent or Seller; (ii) result in the breach or termination of, or constitute a default (or with notice or lapse of time or both, constitute a default) under or result in the termination or suspension of, or accelerate the performance required by the terms, conditions or provisions of, any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument which would, in each case, be a “material contract” under Rule 601 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to which Cubera, Parent or Seller is a party or by which any of the foregoing is bound; (iii) constitute a violation by Cubera, Parent or Seller of any statute, Law, rule, regulation, order or ordinance (collectively, “Laws”) of any governmental authority, commission, agency, public body or authority, domestic or foreign (each, a “Governmental Authority”) applicable to any of the foregoing; or (iv) result in the creation or imposition of any lien on any asset of Cubera, Parent or Seller; except, in the case of clauses (ii), (iii) and (iv) above, for such conflicts, violations, defaults, breaches, terminations, suspensions or acceleration of performance and Liens which would not reasonably be expected to have a Material Adverse Effect.  “Material Adverse Effect” means (a) any material adverse effect on the business, financial condition or results of operations of Parent and Seller taken as a whole or (b) any material impairment of the ability of Purchaser or its Affiliates to consummate the transactions contemplated hereby.

3.04 No Consents.   Assuming the accuracy of Purchaser Parent’s representations, no consent, approval or authorization of, or filing with, or exemption by, any Governmental Authority is required in connection with the execution, delivery or performance by each of Cubera, Parent and Seller of this Agreement or the Seller Documents to which they are a party excluding (i) filings and notices not required to be given or made until after the Closing Date, (ii) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) any other consent, approval, authorization, exemption or filing, if any, which Purchaser is required to obtain or make or which may be required to be obtained or made by Parent or Seller as a result of the regulatory status of Purchaser or (iv) any consent, approval, authorization, exemption or filing which, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect or would not prevent or materially delay Parent or Seller from performing its obligations under this Agreement in all material respects.

3.05 Financial Statements.   (a)  Attached hereto as Schedule 3.05(a)(i) are (i) the audited balance sheets as of December 31, 2012 and statements of income of Seller for the twelve months ended December 31, 2012 and (ii) the unaudited balance sheets as of June 30, 2013 and statements of income of Seller for the six months ended June 30, 2013, and in each case the related statements of operations and statements of cash flows of Seller for the months and years then ended (together, the “Financial Statements”).

(b)         In each case, (i) the Financial Statements have been prepared in accordance with GAAP, except (in the case of the unaudited Financial Statements at and for the period ended June  30, 2013) for the absence of footnote disclosures and schedules and normal year-end audit adjustments, and (ii) the Financial Statements present fairly in all material respects, as of their respective dates and for the periods set forth therein, the financial position, results of operations or cash flows, as the case may be, of Seller.

3.06 Good and Valid Title.  Seller has good and valid title to the Company Interests and Parent has good and valid title to the Seller Shares, free and clear of any liens, claims, encumbrances, security interests, options, pre-emptive, drag-along or tag-along rights, rights of first refusal or first offer, charges or restrictions of any kind (collectively, “Liens”).

3.07 Scope of Business. Seller (i) does not have any Subsidiaries and does not own assets of any kind except the Transferred Shares and the RigNet Warrants, cash and certain tax loss carry-forwards and does not have any actual or potential liability with respect to any business other than owning the Transferred Shares and the RigNet Warrants; and (ii) prior to the consummation of the transactions contemplated hereby, Seller has not engaged in any business other than ownership of the Transferred Shares and the RigNet Warrants, interests in SPT Group AS and Norse Cutting & Abandonment AS (collectively, the “Sales”) that have previously been sold, and the activities incidental to its formation, the Sales and the consummation of the transactions contemplated hereby. Except for liabilities incurred in connection with its formation and the transactions contemplated hereby, Seller will not have incurred, directly or indirectly, any liabilities and will not be a party to any agreements or arrangements with any entity or person.  Seller has no liabilities, whether known or unknown, due or to become due, contingent or otherwise, related to the Sales.

3.08 Tax. Except as set forth on Schedule 3.08:

(a)         All income and other material Tax Returns (as defined below) required to be filed by or with respect to Seller have been timely filed, and all such Tax Returns are complete and correct in all material respects.  Seller has paid in full all Taxes as shown on such Tax Returns, or have made adequate provision for all Taxes (as defined below) on the latest balance sheet included in the Financial Statements.

(b)         To Cubera’s knowledge (when used herein, Cubera, Parent and Seller’s knowledge shall mean the actual knowledge of Axel Høvo Daasvand), there are no Tax Liens (as defined below) upon any of the assets or properties of Seller, other than with respect to Taxes accrued in the ordinary course of business not yet due and payable.

(c)          No examination or audit of any Tax Return relating to any Taxes of Seller or with respect to any Taxes due from or with respect to Seller by any Governmental Authority is currently in progress or, to the knowledge of Seller, threatened or contemplated.  No assessment of Tax has been proposed in writing against Seller or any of its assets or properties and Seller knows of no grounds for any such assessment.  There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to Seller or any of its Subsidiaries for any taxable period.

(d)         Seller has duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws and regulations.

(e)          Seller has collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate governmental authorities, or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

(f)           Seller is not a party to, or bound by, or has any obligation under, any tax allocation or sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(g)          Definitions. For purposes of this Agreement the terms below shall have the following respective meanings:

(i)                                     “Taxes” shall mean (i) all federal, state, local or foreign taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, employment, withholding, stamp, value added, alternative or add-on minimum, sales, transfer, use, license, payroll and franchise taxes or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, imposed by any Governmental Authority, and such term shall include any interest, penalties, fines, related liabilities or additions to tax attributable to such taxes, charges, fees, levies or other assessments.

(ii)                                  “Tax Returns” shall mean any report, return, declaration or other information required to be supplied to any Governmental Authority in connection with Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

(iii)                               “Tax Liens” shall mean Liens with respect to the payment of taxes, assessments or governmental charges in each case that are not yet due or that are being  contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained to the extent required by GAAP.

3.09 Litigation.  There are no actions, suits, inquiries, proceedings or investigations pending or, to each of Cubera, Parent and Seller’s knowledge, threatened before any court or Governmental Authority against Parent or Seller or which would reasonably be expected to prevent or materially impair or delay the ability of Parent or Seller to consummate the transactions contemplated hereby.

3.10 Compliance With Laws.  Seller has, since July 8, 2008, been in compliance in all material respects with all Laws (including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and other Laws relating to anti-corruption).  Seller is not now, or since January 1, 2008 has not been, charged or threatened with a charge of violation, or, to Cubera, Parent and Seller’s knowledge, under investigation with respect to a possible violation of any Law.

3.11                  Registration Rights Agreement. Seller has provided to Purchaser a true  and correct copy of that certain Amended and Restated Registration Rights Agreement effective as of June 20, 2005 among the Company and the securityholders named therein (the “Registration Rights Agreement”).  To Cubera’s knowledge, the Registration Rights Agreement is in full force and effect and is the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws relating to or affecting the rights of creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law) and by an implied covenant of good faith and fair dealing.  Seller is a party to the Registration Rights Agreement, having entered into the Registration Rights Agreement when its corporate name was Energivekst AS.

3.12 No Other Representations and Warranties.  Except for the representations and warranties contained in this Article III, Purchaser acknowledges that none of Cubera, Parent, Seller or any other person on behalf of Cubera, Parent or Seller makes any other express or implied representation or warranty with respect to Cubera, Parent or Seller or with respect to any other information provided to Purchaser.

ARTICLE IV.                 REPRESENTATIONS AND WARRANTIES OF PURCHASER.

Purchaser Parent represents and warrants to Parent and Seller as follows:

4.01 Organization.  Purchaser Parent and Purchaser are limited partnerships duly organized, validly existing and in good standing under the Laws of the Cayman Islands and have the full power and authority to enter into this Agreement and each other agreement, document or certificate contemplated by this Agreement and to be executed by Purchaser Parent and Purchaser in connection with the consummation of the transactions contemplated by this Agreement (the “Purchaser Documents”).

4.02 Authorization of Agreement.  The execution, delivery and performance by Purchaser Parent and Purchaser of this Agreement, and the applicable Purchaser Documents to which they are a party, have been duly authorized by all necessary corporate and stockholder or other analogous action of Purchaser Parent and Purchaser.  This Agreement has been, and each applicable Purchaser Document to which they are a party has been or will be, duly executed and delivered by Purchaser Parent and Purchaser, and, assuming this Agreement and each such document constitutes or will constitute the valid and binding obligation of Cubera, Parent and Seller, constitutes or will constitute the valid and binding obligations of Purchaser Parent and Purchaser, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws relating to or affecting the rights of creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law) and by an implied covenant of good faith and fair dealing.

4.03 No Conflicts.  Neither the execution, delivery or performance of this Agreement by each of Purchaser Parent and Purchaser or the Purchaser Documents to which they are a party, nor the consummation by Purchaser Parent and Purchaser of the transactions contemplated hereby or thereby, nor compliance by each of Purchaser Parent and Purchaser with the terms and provisions hereof or thereof will: (i) conflict with the organizational documents of Purchaser Parent or Purchaser; (ii) result in the breach or termination of, or constitute a default (or with notice or lapse of time or both, constitute a default) under or result in the termination or suspension of, or accelerate the performance required by any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument to which Purchaser Parent or Purchaser is a party or by which Purchaser Parent or Purchaser is bound; (iii) constitute a violation by Purchaser Parent or Purchaser of any Law of any Governmental Authority applicable to Purchaser  Parent or Purchaser; or (iv) result in the creation or  imposition of any lien on any asset of Purchaser Parent or Purchaser; except, in the case of clauses (ii), (iii) and (iv) above, for such conflicts, defaults, breaches, terminations, suspensions or acceleration of performance and Liens which, taken as a whole, would not be reasonably expected to prevent or materially impair or delay Purchaser  Parent’s or Purchaser’s ability to consummate the transactions contemplated hereby.

4.04 No Consents.  No consent, approval or authorization of, or filing with, or exemption by, any Governmental Authority is required in connection with the execution, delivery or performance by Purchaser Parent and Purchaser of this Agreement or the Purchaser Documents to which they are a party excluding (i) the requirements of the HSR Act, and (ii) any consent, approval, authorization, exemption or filing, if any, which Seller or Company is required to obtain or make or which, if not obtained or made, would not prevent or materially impair or delay Purchaser Parent’s or Purchaser’s ability to consummate the transactions contemplated hereby.  Purchaser Parent has inquired of the “ultimate parent entity” (as such term is defined in the HSR Act and the regulations thereunder) in which it and Purchaser are included and has determined that no entity within the person in which Purchaser is included, nor any “associate” (as such term is defined in the HSR Act and the regulations thereunder) of such person, holds an equity or voting interest of greater than 10% in any entity that may reasonably be viewed as a competitor to the Company.

4.05 Litigation.  There are no actions, suits, inquiries, proceedings or investigations pending or, to Purchaser Parent’s knowledge (when used herein, Purchaser Parent’s knowledge shall mean the actual knowledge of Mattia Caprioli), threatened before any court or Governmental Authority against Purchaser Parent or Purchaser relating to the transactions contemplated hereby or which would reasonably be expected to prevent or materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby.

4.06 No Other Representations and Warranties.  Except for the representations and warranties contained in this Article IV, Seller acknowledges that neither Purchaser Parent, Purchaser nor any other person on behalf Purchaser Parent or Purchaser makes any other express or implied representation or warranty with respect to Purchaser or with respect to any other information provided to Seller.

ARTICLE V.                      COVENANTS AND AGREEMENTS.

5.01 Access to Seller.  Prior to the Closing Date, Purchaser shall be entitled, through its employees and representatives, to make such reasonable investigation of the assets, properties, liabilities, business and operations of Seller as Purchaser may reasonably request, subject to restrictions imposed from time to time respecting the provision of privileged communications or competitively sensitive information and any applicable confidentiality obligation with any third party.  Any such investigation shall be conducted at reasonable times, on prior reasonable notice, and under reasonable circumstances.  Any disclosure whatsoever during such investigation by Purchaser shall not constitute any enlargement or additional representations or warranties beyond those specifically set forth in this Agreement.  All such information and access shall be subject to the terms and conditions of the Confidentiality Agreement, dated August 5, 2013, executed by Kohlberg Kravis Roberts & Co. Partners LLP and Seller (the “Confidentiality Agreement”).  The Confidentiality Agreement shall terminate at the Closing Date. In conducting any such investigation, neither Purchaser nor any of its agents or representatives shall (i) contact or have any discussions with any of Seller’s employees, agents, or representatives, unless in each case Purchaser obtains the prior written consent of Seller, (ii) interfere with the business of Seller or (iii) perform any procedure or investigation, including any environmental investigation or study.

5.02 Exclusivity.  Each of Parent and Seller shall not, and shall cause its controlled affiliates and its and its controlled affiliates’ directors, officers, employees, agents, or representatives, including without limitation, financial advisors, attorneys, and accountants (collectively, “Representatives”) not to, directly or indirectly, initiate, solicit or encourage (including without limitation through the furnishing of any information) the submission of any inquiries, indications of interest, proposals or offers, whether written or oral, from any third party concerning the sale or transfer of the Seller Shares or the Company Interests or any of the following transactions: (i)(A) any investment in, capital contribution or loan to, or reorganization, dissolution, liquidation or recapitalization of all or any portion of Seller or the Company or any of its Subsidiaries, (B) any merger, consolidation, share exchange or other similar transaction involving all or any portion of Seller or the Company or any of its Subsidiaries, (C) any sale or other disposition of any assets of, or any issuance, sale or transfer of any equity interests in, Seller or the Company or any of its Subsidiaries or (D) any similar transaction or business combination involving all or any portion of the assets of Seller or the Company or any of its Subsidiaries or the business or capital stock or assets of any of the foregoing (a “Competing Transaction”), (ii) participate in any discussions or negotiations with any third party with respect to any Competing Transaction, (iii) enter into any agreement, arrangement or understanding with any third party with respect to a Competing Transaction or (iv) otherwise cooperate in any way with, or assist or participate in, or encourage (including without limitation through the furnishing of any information or providing access to the properties, books, records or management of Seller or the Company or any of its Subsidiaries) any effort or attempt by any third party to do or seek any of the foregoing. During the exclusivity period, Seller shall promptly give written notice to Kohlberg Kravis & Roberts Co. L.P. (“KKR”) of the receipt by it or any of its Representatives of any indication of interest, proposal or offer, whether written or oral, relating to a Competing Transaction.

5.03 Reasonable Best Efforts; Further Assurances.  During the period commencing on the date of execution of this Agreement and continuing until the Closing Date, Purchaser and Seller shall use their respective reasonable best efforts to consummate the transactions contemplated hereby.  Purchaser and Seller shall execute such documents and other papers and take such further actions as the other party may reasonably request in order to carry out the provisions hereof and the transactions contemplated hereby.

5.04 Regulatory and Other Authorizations.

(a)          Subject to Section 5.04(c) hereof, Purchaser shall use its best efforts to (i) obtain all governmental authorizations of any Governmental Authority that is or may become necessary for its performance of its obligations pursuant to this Agreement and (ii) take all actions as may be requested by any such Government Authority to obtain such authorizations.  In furtherance and not in limitation of the foregoing, Purchaser hereto agrees to make or cause its “ultimate parent entity” (as such term is defined in the regulations under the HSR Act) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days of the date hereof, and to request early termination of the waiting period within such filing, and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(b)         Purchaser, on the one hand, and Seller, on the other hand, shall, in connection with the efforts referenced in this Section 5.04 to obtain all requisite authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other person, give the other party the opportunity to attend and participate in such meetings and conferences.  For purposes of this

Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c)          In furtherance and not in limitation of the covenants of the parties contained in Section 5.04(a), if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law, or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, Purchaser shall resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits, or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits, or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits. In addition, if any Governmental Authority shall have issued an order, decree, ruling or injunction, or taken any other action related to Seller, the Company or any of its Subsidiaries, or Purchaser that would have the effect of restraining, enjoining or otherwise prohibiting or preventing the transactions contemplated by this Agreement, Purchaser shall take all necessary actions to have such order, decree, ruling or injunction or other action declared ineffective as soon as practicable.

(d)         Cubera, Parent, and Seller, in connection with the efforts referenced in this Section 5.04, shall use their commercially reasonable efforts to assist the Purchaser, as reasonably requested by Purchaser, in obtaining all information about or regarding the Company as may be required by Purchaser or its Affiliates in order to receive all requisite authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, including all information required in connection with the preparation or making of any filing or submission and in connection with any investigation or other inquiry.

5.05 No Disclosure.  Each party hereto agrees that it shall not make any public announcement or issue any press release in connection with the transactions consummated hereby except: (a) for a mutually agreed joint press release (the “Joint Press Release”) to be made no earlier than the date on which Investment Committee Approval is obtained, (b) for any press release made after the Joint Press Release that is consistent with such Joint Press Release and that does not disclose the Purchase Price or any portion thereof (including by disclosing the per share or per warrant amounts) except as disclosed in the Joint Release (provided that the disclosing party shall inform the other party as to the timing and contents of such release with as much prior notice as is commercially reasonable and shall consider the reasonable comments of the other party to such disclosure), (c) as agreed in writing by the parties hereto, (d) if any party hereto is ordered to make such disclosure by a court of competent jurisdiction, (e) if such disclosure is otherwise required under applicable Laws, in which case the party making the required disclosure (to the extent commercially practicable and legally permissible) shall inform the other party as to the timing and contents of such disclosure prior to making such disclosure or (f) as required to be made in filings by Purchaser and its Affiliates under the Exchange Act.

5.06 Fees and Expenses.  Except as expressly provided otherwise in this Agreement, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

5.07 Termination of Affiliate Agreements.  In case Purchaser exercises the Seller Shares Election pursuant to Section 1.01(b) hereof:

(a)         Seller shall eliminate or cause to be eliminated (by way of capital contribution, cash settlement or as otherwise determined by Seller in its sole discretion) all inter-company accounts, whether payables or receivables, and other intercompany indebtedness, between Seller, on the one hand, and any Affiliates of Seller, on the other hand.  Nothing in this Agreement shall prohibit Seller from distributing or paying to Parent any cash or cash equivalents owned by it prior to the Closing, and, from and after the Closing, Purchaser Parent, Parent and Seller shall use commercially reasonable efforts to (i) distribute or cause to be paid to Parent any cash or cash equivalents owned by Seller prior to the Closing and (ii) collect and cause to be paid over to Parent the proceeds of any accounts receivable (other  than any inter-company accounts referred to in this Section 5.07(a)) of  Seller existing prior to the Closing.

(b)         Seller shall terminate, or cause to be terminated, all contracts, agreements or understandings between Seller, on the one hand, and any Affiliates of Seller, on the other hand.  This Agreement and the agreements listed on Schedule 5.07(b) shall remain in full force and effect.

5.08      Redenomination, Exercise and Transfer of RigNet Warrants.

(a)         Obligation to Redonominate. Prior to the Closing Date, Seller shall use commercially reasonable efforts to cause the RigNet Warrant denoted by certificate number 9 to be redenominated (the “Redenomination”) pursuant to the terms thereof into two new RigNet Warrants exercisable or convertible, as the case may be, for 133,010 shares of RigNet Common Stock and 15,348 shares of RigNet Common Stock (the first of such RigNet Warrants, the “Remaining Warrant”).  For the avoidance of doubt, the new RigNet Warrant representing 15,348 shares of RigNet Common Stock shall be considered to be an Exercisable Warrant, and the Exercisable Warrants shall not include the Remaining Warrant.

(b)         Failure to Redemoninate.  If the Seller Shares Election has been exercised and the Redenomination has not occurred immediately prior to the Closing, then the total number of Exercisable Warrants shall be RigNet Warrants for 684,961 shares of RigNet Common Stock and the Remaining Warrant shall be the entire RigNet Warrant denoted by certificate number 9.

(c)      Transfer of Warrants to Affiliate.  If the Seller Shares Election is exercised, on or before the Closing Date Seller shall transfer the Remaining Warrant to an Affiliate of Seller.

5.09 No Transfer of Company Interests.

Seller shall not transfer, sell or otherwise convey any Company Interests (except to the Purchaser as contemplated hereunder) or permit the creation or imposition of any Lien on the Company Interests.

5.10 Tax Election.  If the Seller Shares Election is exercised pursuant to Section 1.01(b) hereof, Parent shall elect, or cause to elect, prior to the Closing Date on IRS Form 8832 to treat Seller as an entity that is disregarded for U.S. federal income tax purposes, such election to be made effective as of a date prior to the Closing Date.

ARTICLE VI.                 CONDITIONS PRECEDENT TO CLOSING.

6.01 Conditions Precedent. (a)  The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to fulfillment (or waiver by Purchaser), as of the Closing Date, of each of the following conditions:

(i)                                     the representations and warranties of Cubera contained herein (A) that are qualified as to Material Adverse Effect shall be true and correct, and (B) that are not so qualified shall be true and correct (disregarding any materiality qualifiers therein), in each case, as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of an earlier date, in which event such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties referred to in clause (B) to be so true and correct, in the aggregate, has not had, and would not reasonably be expected to have a Material Adverse Effect; provided, that the representations and warranties contained in Sections 3.01, 3.02 and 3.06 shall be true and correct in all respects;

(ii)                                  Seller shall have performed and complied in all material respects with all covenants, obligations and undertakings required by this Agreement to be performed or complied with on or prior to the Closing Date;

(iii)                               Purchaser and the Company shall have executed and delivered a registration rights agreement with respect to the RigNet Common Stock held by Seller substantially in form of the Registration Rights Agreement but giving Purchaser two demand registration rights if the Company is not permitted to use Form S-3 (or a successor form) and which agreement terminates no earlier than five years from the Closing; provided, that the condition set forth in this clause (iii) shall be considered waived if all other conditions to the Closing set forth in this Article VI have been satisfied or waived (or by their nature will be satisfied at or by virtue of the Closing) and the continued existence of the condition in this clause (iii) would prevent the Closing from occurring prior to the Outside Date or, if the Outside Date has been extended pursuant to Section 9.01(a)(ii), the last date to which the Outside Date has been so extended;

(iv)                              the Board of Directors of the Company shall not have (1) adopted or implemented a shareholder rights plan that excludes the Transferred Shares or the shares of RigNet

Common Stock issuable upon exercise of the Exercisable Warrants from a distribution of rights thereunder, (2) issued any securities of the Company that provide more than one vote per security for the election of members of the Board of Directors of the Company, other than a security that is convertible into or exchangeable or exercisable for RigNet Common Stock and votes on an as-converted, as-exchanged or as-exercised basis, or (3) issued any equity security, or any security convertible into or exchangeable for any equity security, that provides a greater or more favorable right to receive dividends and distributions or proceeds upon liquidation of the Company as compared to such rights in respect of the RigNet Common Stock, other than any security issued for the purpose of raising capital on commercial terms; and

(v)                                 RigNet Common Stock shall continue to be listed on the NASDAQ Global Select Market and trading thereon shall not have been suspended or halted.

(b)         The obligation of Seller (or, if the Seller Shares Election has been exercised pursuant to Section 1.01(b), Parent) to consummate the transactions contemplated by this Agreement shall be subject to fulfillment (or waiver) by Seller (or, if the Seller Shares Election has been exercised pursuant to Section 1.01(b), Parent), as of the Closing Date, of each of the following conditions:

(i)                                     the representations and warranties of Purchaser Parent contained herein shall be true and correct in all material respects, in each case, as of the Closing Date (unless any such representation or warranty is made only as of an earlier date, in which event such representation and warranty shall be true and correct as of such earlier date); provided, that the representations and warranties contained in Sections 4.01 and 4.02 shall be true and correct in all respects; and

(ii)                                  Purchaser shall have performed and complied in all material respects with all covenants, obligations and undertakings required by this Agreement to be performed or complied with on or prior to the Closing Date.

(c)          The obligations of the parties hereto to consummate the transactions contemplated by this Agreement shall be subject to fulfillment (or waiver), as of the Closing Date, of the following conditions:

(i)                                     No ruling, order, judgment or decree shall have been rendered which has the effect of enjoining the consummation of the transactions contemplated by this Agreement; and

(ii)                                  (A) The waiting periods (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated and (B) all requisite authorizations for the transactions contemplated by this Agreement under any other applicable Antitrust Law shall have been obtained.

6.02 Documents to be Delivered by Seller. At the Closing, Seller (or, if the Seller Shares Election is exercised, Parent) shall take the following actions:

(a)         deliver or cause to be delivered to Purchaser a certificate executed by an officer of Cubera setting forth the truth and accuracy of the matters set forth in Sections 6.01(a)(i) and 6.01(a)(ii) hereof;

(b)         deliver or cause to be delivered to Purchaser a receipt for the Purchase Price; and

(c)          (i) (A) deliver or cause to be delivered to Purchaser original certificates for the Exercisable Warrants with the Assignment Form annexed thereto duly executed (with signature guaranteed if required by the Company or its transfer agent), together with any funds necessary to pay any transfer tax, and (B) cause the Company’s transfer agent to credit the Transferred Shares to Purchaser’s balance account with The Depositary Trust Corporation through its Direct Registration System or (ii) if Purchaser exercises the Seller Shares Election under Section 1.01(b) hereof, deliver or cause to be delivered to Purchaser the Seller’s shareholders register confirming that the Seller Shares have been transferred to and registered in the name of the Purchaser or its nominee, free and clear of any Liens, and minutes from a board of directors meeting in the Seller where the transfer of the Seller Shares to the Purchaser is approved.

6.03 Documents to be Delivered by Purchaser.  At the Closing, Purchaser shall deliver to Seller the following:

(a)         a certificate executed by an officer of Purchaser Parent setting forth the truth and accuracy of the matters set forth in Section 6.01(b)(i) and 6.01(b)(ii) hereof; and

(b)         a receipt for the Company Interests (or, if Purchaser exercises the Seller Shares Election under Section 1.01(b) hereof, the Seller Shares).

ARTICLE VII.            TAX MATTERS

7.01 Indemnification for Taxes.

(a)         Cubera shall indemnify and hold harmless Purchaser and its Affiliates and each of their respective officers, directors, employees, stockholders, agents and other representatives and hold them harmless from:

(i)                                     any and all liability for Taxes with respect to any taxable period of Seller (or any predecessors) for all taxable periods ending on or before the Closing Date (“Pre-Closing Tax Period”) and with respect to any taxable period that begins on or before and ends after the Closing Date (“Straddle Period”), for the portion thereof ending on the Closing Date;

(ii)                                  any and all liability for Taxes of Seller or any other person which is or has ever been affiliated with Seller or with whom Seller otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary or aggregate Tax Return, prior to the Closing Date;

(iii)                               any loss, liability, claim, damage or expense attributable to any breach of (A) any representation or warranty contained in Section 3.08 hereof (relating to Taxes) or (B) any covenant set forth in Article V;

(iv)                              all liability for Taxes arising (directly or indirectly) as a result of the sale of the Seller Shares or the other transactions contemplated hereby, provided that Cubera shall have no liability for Taxes of Seller arising by reason of a sale by Seller on or after the Closing of the Company Interests;

(v)                                 any payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) to which Seller was obligated, or was a party, on or prior to the Closing Date;

(vi)                              all liability for Taxes and costs and expenses incurred by the Purchaser or any of its Affiliates in connection with the disallowance or usage, as applicable, of any tax loss carry-forwards pursuant to Section 7.01(c); and

(vii)                           all liability for reasonable costs and expenses (including reasonable attorneys’ fees and disbursements) incurred by Purchaser or any of its Affiliates in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 7.01.

(b)                                 Purchaser shall promptly notify Cubera in writing of any pending or threatened claim or demand that Purchaser has determined has given or would reasonably be expected to give rise to a right of indemnification under this Section 7.01, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided that the failure to provide such notice shall not release Cubera from any of its obligations under this Section 7.01 except to the extent the Cubera is prejudiced by such failure .  Upon receipt of any such notice Cubera shall be entitled, by notice to the Purchaser delivered within twenty (20) Business Days following the receipt of Purchaser’s notice, to assume the defense and control of such claim; provided that Cubera shall allow Purchaser a reasonable opportunity to participate in the defense of such claim with its own counsel and at its own expense.  If Cubera does not assume the defense and control of any claim pursuant to this Section 7.01, Purchaser shall be entitled to assume and control such defense and shall be authorized to consent to a settlement or compromise or entry of any judgment arising from, the claim, in its sole discretion and without the consent of Cubera or its Affiliates, and Cubera shall be bound by any such settlement, compromise or entry of judgment, except that if such settlement, compromise or entry of judgment would require Cubera or its Affiliates or any of their respective officers, directors, employees, stockholders, directors, employees, stockholders, agents or other representatives to be bound by any non-monetary obligations, then such person’s consent shall be required, not to be unreasonably withheld, delayed or conditioned.  Each party shall, and shall cause each of its Affiliates and representatives to, reasonably cooperate with the other parties in the defense of any claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such claim.  If

Cubera has assumed the defense and control of a claim, it shall be authorized to consent to a settlement or compromise of, or the entry of any judgment arising from, the claim, in its sole discretion and without the consent of Purchaser or its Affiliates, except that if such settlement, compromise or entry of judgment would require Purchaser or its Affiliates or any of their respective officers, directors, employees, stockholders, agents or other representatives to agree to any non-monetary obligations, then such person’s consent shall be required, not to be unreasonably withheld, delayed or conditioned.

(c)          In determining any liability for Taxes for which Cubera would otherwise be required to indemnify Purchaser pursuant to Section 7.01(a) (other than pursuant to Section 7.01(a)(vi)), Purchaser shall cause Seller to use its tax loss carry-forward to reduce such liabilities to the greatest extent permitted under applicable Law.

(d)         Any indemnification payment made pursuant to this Section 7.01 shall be treated by Purchaser and Cubera and their respective Affiliates as adjustments to the Purchase Price for all Tax purposes, except to the extent that a contrary treatment is required by applicable Law.

7.02 Transfer Taxes.  All Transfer Taxes (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by Parent.  Purchaser, or, if Parent or a member of the Parent Group is legally required to do so, Parent shall procure the filing of all necessary documentation relating to such Transfer Taxes and the parties shall cause members of their respective groups to sign any such documentation (except that a party shall not be required to sign any document which it reasonably considers not to be accurate and correct in all material respects).  Any Transfer Taxes resulting from any subsequent transfer of any of the Company Interests after the Closing Date shall be borne by Purchaser.  “Transfer Taxes” shall mean any stamp duty, stamp duty reserve tax, stamp duty land tax, registration tax, stock transfer tax, real estate transfer tax, value added tax, license fees, notarization fees, goods tax sales and use tax and all other transfer, documentary or transaction taxes or duties, including in each case any related interest or penalties.

ARTICLE VIII.       TERMINATION.

8.01 Termination.  (a)  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date:

(i)                                     by the mutual written consent of Purchaser and Seller;

(ii)                                  by Purchaser or Seller, by giving written notice of such termination to the other, if the Closing shall not have occurred on or prior to September 18, 2013 (the “Outside Date”); provided that, in each case, the right to terminate this Agreement under this Section 8.01(a)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date; provided, however, that if, as of September 18, 2013, the only condition that has not been satisfied or waived (other than those conditions that by their nature can only be satisfied at or immediately prior to the Closing) is the condition set forth in Section 6.01(c)(ii), then the Outside Date shall be extended (without any action on the part of any Person) to October 2, 2013; and

provided further, that if, as of October 2, 2013, the only condition that has not been satisfied or waived (other than those conditions that by their nature can only be satisfied at or immediately prior to the Closing) is the condition set forth in Section 6.01(c)(ii), then the Outside Date shall be further extended (without any action on the part of any Person) to October 16, 2013;

(iii)                           by Purchaser or Seller if any permanent injunction or other order of a Governmental Authority preventing the consummation of the transactions contemplated hereby in any material respect shall have become final and non-appealable;

(iv)                              by Seller if the Investment Committee of KKR shall not have approved the consummation of the transactions contemplated hereunder (the “Investment Committee Approval”) by 5:00 p.m. New York time on August 20, 2013 the (“Investment Committee Deadline”); provided, that the Investment Committee Deadline may be extended to August 22, 2013 by KKR in its sole discretion by written notice to Seller by 5:00 p.m. New York time on August 19, 2013; provided, further, that Seller may not exercise the termination right set forth in this clause (iv) at any time after the Investment Committee Approval is obtained;

(v)                                 by Purchaser if the Investment Committee Approval shall not have been obtained by the Investment Committee Deadline (as it may be extended as provided herein); provided, further, that Purchaser may not exercise the termination right set forth in this clause (v) at any time after the Investment Committee Approval is obtained;

(vii)                           by Seller, if all conditions in Sections 6.01(a) and 6.01(c) have been satisfied (other than those that by their nature are to be satisfied at the Closing) and Purchaser shall have failed to complete the Closing within three Business Days after the date on which the Closing should have occurred, pursuant and subject to the provisions of Article II hereof (for the avoidance of doubt, during such three-Business Day period Seller shall not be permitted to terminate this Agreement other than pursuant to Section 8.01(a)(iv)); or

(viii)                    by Purchaser, if all conditions in Sections 6.01(b) and 6.01(c) have been satisfied (other than those that by their nature are to be satisfied at the Closing) and Seller shall have failed to complete the Closing within three Business Days after the date on which the Closing should have occurred, pursuant and subject to the provisions of Article II hereof (for the avoidance of doubt, during such three-Business Day period Purchaser shall not be permitted to terminate this Agreement).

(b)         The parties hereto acknowledge that the right of any party hereto to terminate this Agreement pursuant to this Section 8.01 shall remain operative and in full force and effect regardless of any due diligence investigation made by or on behalf of any party hereto, any person controlling any such party, or any of their respective officers, directors, trustees, employees, accountants, consultants, legal counsel, agents, or other representatives whether prior to or after the execution of this Agreement.

8.02 Effect of Termination.  In the event of the termination of this Agreement as provided in Section 8.01, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part any party hereto;

provided, however and notwithstanding anything in the foregoing to the contrary, that nothing herein shall relieve parties from liability for any breach hereof prior to such termination; provided, further, that this Section 8.02, and Article IX (and any related definitional provisions throughout this Agreement) shall survive any termination of this Agreement.

ARTICLE IX.                GENERAL PROVISIONS.

9.01 Certain Definitions.  For purposes of this Agreement:

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries controls is controlled by or is under common control with, such specified Person.

“Business Day” shall mean a day other than Saturday or Sunday or a day on which banks are required or authorized to close in the State of New York.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“GAAP” shall mean Norwegian generally accepted accounting principles.

“Group” shall mean “group,” as such term is used for purposes of Section 13(d) or 14(d) of the Exchange Act.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, and shall include its successors and permitted assigns, or entity or government, political subdivision, agency or instrumentality of a government.

“Subsidiary” of any Person shall mean any corporation, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests.

9.02 Survival of Representations, Warranties.  The respective representations and warranties made by Seller and Purchaser contained in this Agreement shall survive the Closing, except that the representations and warranties in Section 3.08 and the right in Section 7.01 to indemnity for breach thereof shall survive until thirty (30) days after the expiration of the applicable statute of limitations (including any extensions thereof).

9.03 Entire Agreement.  This Agreement (together with the Exhibits and Schedules hereto and the documents referred to herein) contain, and are intended as, a complete statement of all of the terms of the arrangements between the parties with respect to the matters provided for herein, and supersedes any previous agreements and understandings between the parties with respect to those matters, provided, however, that the terms of the Confidentiality Agreement shall remain in full force and effect.

9.04 Governing Law; Jurisdiction; Waiver of Jury Trial.  (a)  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York.  Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York located in New York County and of the United States of America located in the Southern District of New York, for any litigation arising out of or relating to this Agreement and the other transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 9.06 shall be effective service of process for any litigation brought against it in any such court.  Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement or the other transactions contemplated hereby in such courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum.

(b)         To the fullest extent permitted by Law, the parties hereto hereby waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Agreement or any dealings between them relating to the subject matter of this transaction.  The parties hereto also waive any bond or surety or security upon such bond which might, but for this waiver, be required of any of the other parties.  The scope of this waiver is intended to be all—encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Agreement, including contract claims, tort claims, breach of duty claims, and all other common Law and statutory claims.  The parties hereto acknowledge that this waiver is a material inducement to enter into a business relationship, that each has already relied on the waiver in entering into this Agreement and that each will continue to rely on the waiver in their related future dealings.  The parties hereto further warrant and represent that each has reviewed this waiver with its or his, as the case may be, legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel.  This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and the waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Agreement or to any other documents or agreements relating to the transactions contemplated hereby.  In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

9.05 Amendment; Waiver.  No provision of this Agreement may be amended or modified except by an instrument or instruments in writing signed by the parties hereto. Any party may waive compliance by another with any of the provisions of this Agreement.  No waiver of any provision hereof shall be construed as a waiver of any other provision or subsequent breach.  Any waiver must be in writing.  The failure of any party hereto to enforce at any time any provision hereof shall not be construed to be a waiver of such provision, nor in any way to affect the validity hereof or any part hereof or the right of any party thereafter to enforce each and every such provision.

9.06 Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, mailed by registered mail, return receipt requested, sent by documented overnight delivery service or, to the extent receipt is confirmed, by telecopy to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to Cubera, Parent or Seller, to it at:

c/o Cubera Private Equity AS
Tordenskioldsgate 6B
N-0160 Oslo, Norway
Attention:	Jørgen Kjærnes
Phone:	47 23 10 07 60
Fax:	47 23 10 07 61

With a copy to (which shall not constitute notice hereunder):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attention:	Gregory B. Astrachan, Esq. and
Michael A. Schwartz, Esq.
Phone:	(212) 728-8000
Fax:	(212) 728-8111

If to Purchaser or Purchaser Parent, to it at:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Attention:	David Sorkin, Esq.
Phone:	(212) 750-8300
Fax:	(212) 750-0003

With a copy to (which shall not constitute notice hereunder):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention:	Gary Horowitz, Esq.
Phone:	(212) 455-2000
Fax:	(212) 455-2502

9.07 Severability.  If any provision of this Agreement is held by any court of competent jurisdiction to be illegal, invalid or unenforceable, such provision shall be of no force and effect as to that jurisdiction, but the illegality, invalidity or unenforceability shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement in that or any other jurisdiction.

9.08 Assignment and Binding Effect.  None of the parties hereto may assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of the other parties hereto; provided that Purchaser may assign all or any of its rights and duties hereunder without such consent to any of its Affiliates but no such assignment by Purchaser shall relieve Purchaser or Purchaser Parent of any of its obligations under this Agreement.  Any attempted assignment in violation of this Section 9.08 will be null and void.  All of the terms and provisions of this Agreement shall be binding on, and shall inure to the benefit of, the respective legal successors and permitted assigns of the parties.

9.09 No Benefit to Others.  The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their respective successors and permitted assigns and they shall not be construed as conferring and are not intended to confer any rights on any other persons.

9.10 Specific Performance.  The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions.  The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

9.11 Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, and each party thereto may become a party hereto by executing a counterpart hereof.  This Agreement and any counterpart so executed shall be deemed to be one and the same instrument.

9.12 Interpretation.  Article titles, headings to sections and the table of contents are inserted for convenience of reference only and are not intended to be a part or to affect the meaning or interpretation hereof.  The Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.  The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in any schedule hereto is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party hereto shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes hereof.  As used herein, “include,” “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import; “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words in a visible form; “hereof,” “herein,” “hereunder” and comparable terms refer to the entirety hereof and not to any particular article, section or other subdivision hereof or attachment hereto;  references to the masculine include the feminine and vice versa; references to the singular include the plural and vice versa; references to this Agreement or other documents are as amended or supplemented from time to time; references to “Article,” “Section” or another subdivision or to an attachment or “Schedule” are to an article, section or subdivision hereof or an attachment or Schedule hereto.

9.13 Disclosure.  For the purpose of this Agreement, any disclosure made on one Schedule to this Agreement shall be deemed to be a disclosure for the purposes of all Schedules to this Agreement.  The inclusion of any information on any Schedule shall not be deemed to be an admission or acknowledgment by Seller, in and of itself, that such information is required to be listed on any Schedule or is material to or outside the ordinary course of the business of the Company and its Subsidiaries.

9.14 No Presumption.  The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent and there shall be no presumption against the draftsman.

9.15 Recapitalizations; Reorganizations.  In the event that any securities are issued in respect of, or in exchange for, or in substitution of any of the Company Interests by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, share dividend, split-up, sale of assets, distribution to stockholders or other combination of such securities or any other similar change in the Company’s capital structure, the parties agree that appropriate adjustments shall be made to this Agreement to ensure that the Purchaser will have, immediately after consummation of such transaction, substantially the same rights in respect of the acquisition of securities by the Company or another issuer of securities, as applicable, as it has immediately prior to consummation of such transaction in respect of the Company under this Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

ENERGY GROWTH HOLDING AS

By:	/s/ Jørgen Kjærnes
Name: Jørgen Kjærnes
Title: Chairman

[Signature Page to Purchase Agreement]

ENERGY GROWTH AS

By:	/s/ Jørgen Kjærnes
Name: Jørgen Kjærnes
Title: Chairman

[Signature Page to Purchase Agreement]

CUBERA SECONDARY (GP) AS
acting on behalf of Cubera Secondary (GP) KS
acting on behalf of Cubera Secondary KS

By:	/s/ Jørgen Kjærnes
Name: Jørgen Kjærnes
Title: Chairman

[Signature Page to Purchase Agreement]

KKR EUROPEAN FUND III, LIMITED PARTNERSHIP

By:	KKR Associates Europe III, Limited Partnership, its general partner

By:	KKR Europe III Limited, its general partner

	By:	/s/ William Janetschek
Name: William Janetschek
Title: Director

[Signature Page to Purchase Agreement]

DYNAMO INVESTMENT PARTNERS L.P.

By:	Dynamo Investment Partners GP Limited, its general partner

	By:	/s/ Alexander Bruells
Name: Alexander Bruells
Title: Director

[Signature Page to Purchase Agreement]

INDEX OF DEFINED TERMS

Term	Place of Definition

“Affiliate”	Section 9.01
“Agreement”	Preamble
“Antitrust Law”	Section 5.04(b)
“Business Day”	Section 10.01
“Closing”	Section 2.01
“Closing Date”	Section 2.01
“Company”	Preamble
“Competing Transaction”	Section 5.02
“Confidentiality Agreement”	Section 5.01
“Cubera”	Preamble
“DOJ”	Section 5.04(b)
“Exchange Act”	Section 3.03
“Exercisable Warrants”	Preamble
“Financial Statements”	Section 3.05(a)
“FTC”	Section 5.04(b)
“GAAP”	Section 9.01
“Governmental Authority”	Section 3.03
“HSR Act”	Section 3.04
“Interests Purchase”	Preamble
“Investment Committee Approval”	Section 8.01(a)(iv)
“Investment Committee Deadline”	Section 8.01(a)(iv)
“Joint Press Release”	Section 5.05
“KKR”	Section 5.02
“Laws”	Section 3.03
“Liens”	Section 3.06
“Material Adverse Effect”	Section 3.03
“Outside Date”	Section 8.01(a)(ii)
“Parent”	Preamble
“Person”	Section 10.01
“Pre-Closing Tax Period”	Section 7.01(a)(i)
“Purchaser”	Preamble
“Purchaser Parent”	Preamble
“Purchaser Documents”	Section 4.01
“Purchase Price”	Section 1.02(a)
“Redenomination”	Section 5.08(a)
“Registration Rights Agreement”	Section 3.11
“Representatives”	Section 5.02
“Remaining Warrants”	Section 5.08
“RigNet Common Stock”	Preamble
“RigNet Warrants”	Preamble
“Sales”	Section 3.07
“Schedules”	Article III
“Seller”	Preamble

Term	Place of Definition

“Seller Shares”	Preamble
“Seller Shares Election”	Section 1.01(b)
“Seller Documents”	Section 3.01
“Straddle Period”	Section 7.01(a)(i)
“Subsidiary”	Section 10.01
“Taxes”	Section 3.08(g)(i)
“Tax Return”	Section 3.08(g)(ii)
“Tax Liens”	Section 3.08(g)(iii)
“Transfer Tax”	Section 7.02
“Transferred Shares”	Preamble

EXHIBIT D

Execution Version

AMENDMENT TO THE

PURCHASE AGREEMENT

Reference is made to the Purchase Agreement, dated as of August 14, 2013 (the “Purchase Agreement”), by and among Energy Growth Holding AS, a Norwegian corporation, Energy Growth AS, a Norwegian corporation, Cubera Secondary KS, a Norwegian limited partnership, KKR European Fund III, Limited Partnership, a Cayman limited partnership, and Digital Oilfield Investments LP, a Cayman limited partnership (formerly known as Dynamo Investment Partners L.P.).  Capitalized terms used herein but not defined herein shall have the meaning ascribed thereto in the Purchase Agreement.

WHEREAS, the Purchase Agreement provides for an Outside Date of September 18, 2013; and

WHEREAS, the parties hereto desire to amend the Purchase Agreement to extend the Outside Date until Wednesday, September 25.

NOW, THEREFORE, by this Amendment to the Purchase Agreement, dated as of September 18, 2013 (this “Amendment”), the undersigned, pursuant to Section 9.05 of the Purchase Agreement, do hereby agree as follows:

1.                                      Outside Date.  Section 8.01(a)(ii) of the Purchase Agreement is hereby replaced in its entirety with the following:

(ii)                                  by Purchaser or Seller, by giving written notice of such termination to the other, if the Closing shall not have occurred on or prior to September 25, 2013 (the “Outside Date”); provided that, in each case, the right to terminate this Agreement under this Section 8.01(a)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date;

2.                                      No Other Waivers.  Each of the parties hereto expressly acknowledge and agree that, except as expressly provided in this Amendment, nothing in this Amendment is intended to, or does, in any manner amend, modify or waive any provision of the Purchase Agreement or otherwise limit, impair or restrict the ability of any party to the Purchase Agreement to protect and preserve all of its rights, remedies and interests thereunder.

3.                                      Counterparts.  This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, and each party thereto may become a party hereto by executing a counterpart hereof.  This Amendment and any counterpart so executed shall be deemed to be one and the same instrument.

4.                                      Headings.  The headings contained in this Amendment are inserted for convenience of reference only and are not intended to be a part of or affect the meaning or interpretation hereof or of the Purchase Agreement.

5.                                      Governing Law.  The provisions of Section 9.04 of the Purchase Agreement apply with the same effect and force to this Amendment.

6.                                      Entire Agreement.  This Amendment together with the Purchase Agreement contain, and are intended as, a complete statement of all of the terms of the arrangements between the parties with respect to the matters provided herein and therein, and supersede any previous agreements and understandings between the parties with respect to those matters, provided, however, that the terms of the Confidentiality Agreement shall remain in full force and effect.

[Remainder of page intentionally left blank]

2

IN WITNESS WHEREOF, the parties hereto have executed this Amendment or caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

ENERGY GROWTH HOLDINGS AS

By:	/s/ Jørgen Kjærnes
Name: Jørgen Kjærnes
Title: Chairman of the Board

By:	/s/ Kine B. Ianssen
Name: Kine B. Ianssen
Title: Board Member

ENERGY GROWTH AS

By:	/s/ Jørgen Kjærnes
Name: Jørgen Kjærnes
Title: Chairman of the Board

By:	/s/ Kine B. Ianssen
Name: Kine B. Ianssen
Title: Board Member

CUBERA SECONDARY (GP) AS
acting on behalf of Cubera Secondary (GP) KS
acting on behalf of Cubera Secondary KS

By:	/s/ Jørgen Kjærnes
Name: Jørgen Kjærnes
Title: Chairman of the Board

By:	/s/ Kine B. Ianssen
Name: Kine B. Ianssen
Title: Board Member

KKR EUROPEAN FUND III, LIMITED PARTNERSHIP

By:	KKR Associates European III, Limited Partnership, its general partner

By:	KKR European III Limited, its general partner

	By:	/s/ William Janetschek
Name: William Janetschek
Title: Director

DIGITAL OILFIELD INVESTMENTS LP

By:	Digital Oilfield Investments GP Limited, its general partner

	By:	/s/ Alexander Bruells
Name: /Alexander Bruells
Title: Director